EXHIBIT 99.1

TiGenix: Transparency notification  pursuant to Article 14 of the Law of May 2, 2007

 REGULATED INFORMATION
PRESS RELEASE

Transparency notification
pursuant to Article 14 of the Law of May 2, 2007

Leuven (Belgium) - January 18, 2018, 22:00h CET - TiGenix NV (Euronext Brussels and Nasdaq: TIG; "TiGenix") publishes today a transparency notification pursuant to Article 14 of the Belgian Law of May 2, 2007 regarding the publication of major holdings in issuers whose securities are admitted to trading on a regulated market and including various provisions.

Summary of the notification

On January 16, 2018, TiGenix received a transparency notification from JPMorgan Chase & Co., following the disposal of voting securities or voting rights on January 9, 2018, after which JPMorgan Chase & Co. (through its subsidiary J.P. Morgan Securities LLC) holds 1,243,977 voting rights in TiGenix (0.45% of the total number of voting rights). As a result the participation of JPMorgan Chase & Co. has fallen below the 3% threshold.

Content of the notification

Date of the notification: January 15, 2018.

Reason of the notification: disposal of voting securities or voting rights/downward crossing of the lowest threshold.

Person subject to the notification requirement: JPMorgan Chase & Co. (with address at c/o CT corporation, 1209 Orange Street, Wilmington, DE19801, USA), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: January 9, 2018.

Threshold that was crossed: 3%.

Denominator: 274,287,190.

Details of the notification: following the acquisition of voting securities or voting rights, the number of voting rights was as follows:

  JPMorgan Chase & Co. held 0 voting rights linked to securities; and
  J.P. Morgan Securities LLC held 1,243,977 voting rights linked to securities (0.45% of the total number of voting rights based on the above denominator).

Chain of controlled undertakings through which the holding is effectively held: J.P. Morgan Securities LLC is controlled (100%) by J.P. Morgan Broker - Dealer Holdings Inc., which is controlled (100%) by JPMorgan Chase Holdings LLC, which is controlled (100%) by JPMorgan Chase & Co.

Additional information: this position refers to third party shares where rights of use are held.

This press release and the above-mentioned transparency notification can be consulted on our website:

  press release: http://tigenix.com/news-media/press-releases/

  notifications: http://tigenix.com/investors/share-information/shareholder-overview

For more information:

TiGenix
Claudia Jiménez
Senior Director Investor Relations and Communications
Tel: +34918049264
Claudia.jimenez@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix lead product, Cx601, has successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn's disease. Cx601 received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) and a global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Cx601 for complex perianal fistulas outside the U.S. TiGenix' second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.